Institutional Investor Trust

FILED VIA EDGAR

June 25, 2012

Securities and Exchange Commission
Attention: Kathy Churko

Reference:	SEC Comment Session by Telephone Call on June 6, 2012
Attendees:	Kathy Churko, SEC Suzanne Thacker, Institutional Investor Trust
Regarding:	N-CSR/N-CSRS and 40-17F2 Filings

Dear Ms. Churko:

Following are our responses to comments received in the referenced telephone session. Please note that in each case, we will include the wording provided at our responses in our next and future filings.

N-CSR/N-CSRS, Annual and Semiannual Report Filings

Financial Highlights, Turnover Rate

  Comment:
  Expand on how the transaction charges associated with turnover can affect the fund's performance and can have tax consequences when held in a taxable account.

  Response:
  Under Financial Highlights, we will add a footnote at the "Portfolio Turnover Rate" line item and include the following statement in the footnote.

  The Fund's investment strategy will likely result in a high portfolio turnover rate which will increase brokerage commissions and/or generate additional capital gains for tax purposes, thereby decreasing investment returns.

Note B — Significant Accounting Policies

  Comment:
  Expand on how the Fund values securities. Reference to Note C may remain.

  Response:
  At "Security Valuation," we will add the following statement as the last sentence.

  The Fund invests solely in Exchange Traded Funds which are valued at the last quoted price on the New York Stock Exchange.

Note F — Tax Basis Components of Distributable Earnings:

  Comment:
  State when the capital loss carryforward expires.

  Response:
  The 2010 RIC Modernization Act amended capital loss carryforward rules by eliminating the eight-year limitation for tax years beginning after December 22, 2010. The Fund's initial capital loss carryforward was generated in 2011, therefore it may be carried forward indefinitely, as confirmed by our independent auditors. We will add a footnote to the "Capital Loss Carryforward" line item and include the following statement in the footnote.

  Capital loss carryforward has no expiration.

Note G — Investment Advisory Agreement

  Comment:
  Include more information about the Subadviser and state that the Adviser pays them from fees it collects, and that they are not paid individually by the Fund.

  Response:
  The following statement will be added as the last sentence of the note.

  The Fund's Advisor has a Subadvisory agreement with F-Squared Institutional Advisors, LLC, a financial investment advisory firm headquartered in Newton, Massachusetts. Subadvisory fees are paid by the Advisor from its 0.75% advisory fee and do not result in additional costs to the Fund.

Note J — Transactions with Affiliates

  Comment:
  State that the fund does not have an affiliated broker.

  Response:
  The following statement will be added as the second sentence in the note.

  The Fund does not have an affiliated broker.

Management Information

  Comment:
  Include that Marcia DeVries is also the Chief Compliance Officer. Verify her "Non-Interested" status.

  Response:
  Regarding Ms. DeVries' status, we determined that only directors/trustees are required to be identified as "interested" or "non-interested," not non-board member officers. In determining this, we reviewed a number of EDGAR filings and found this convention to be consistent. To address this comment, we will make the following changes.

  The heading will be changed from "Other Non-Interested Personnel" to "Other Officers." We will also add "CCO" to the positions held by Ms. DeVries.

40-17F2, Self-Custody Filings

  Comment:
  In future reports state whether the self-custody audit was planned or unannounced.

  Response:
  We will include the following statement in the filing cover letter.

  The self-custody audit covering the period reported in this filing was unannounced.
  or
  The self-custody audit covering the period reported in this filing was planned.

In connection with this response to comments by the Commission, Institutional Investor Trust acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and,
  The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or additional input regarding our responses, please contact me by telephone at 800-338-9476 or by email at suzanne@ctrust.com.

Sincerely,

/s/ Suzanne B. Thacker
Compliance Coordinator

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)